UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NORCRAFT COMPANIES, INC.

(Name of Subject Company (Issuer))

TAHITI ACQUISITION CORP.

an indirect wholly-owned subsidiary of

FORTUNE BRANDS HOME & SECURITY, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class Of Securities)

65557Y105

(CUSIP Number of Class of Securities)

Robert K. Biggart

Senior Vice President, General Counsel and Secretary

Fortune Brands Home & Security, Inc.

520 Lake Cook Road

Deerfield, IL 60015-5611

(847) 484-4400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

R. Scott Falk, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$441,445,112	$51,296

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $25.50, the per share tender offer price, by the 17,311,573 outstanding shares of common stock of Norcraft Companies, Inc. as of March 30, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisor #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,296	Filing Party: Fortune Brands Home & Security, Inc. and Tahiti Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: April 14, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) is filed by (i) Fortune Brands Home & Security, Inc., a Delaware corporation (“Fortune Brands”), and (ii) Tahiti Acquisition Corp., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Fortune Brands. This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2015, as amended by Amendment No. 1 filed with the SEC on April 27, 2015 (the “Initial Schedule TO” and which, together with this Amendment No. 2 and any amendments and supplements thereto, this “Schedule TO”) and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (each a “Share”), of Norcraft Companies, Inc., a Delaware corporation (“Norcraft”), at a price of $25.50 per Share, net to the seller in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2015 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Initial Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule TO and the related exhibits incorporated therein by reference.

ITEM 12.	EXHIBITS.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(D)	Press Release, dated April 30, 2015, issued by Fortune Brands, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Fortune Brands filed April 30, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2015	TAHITI ACQUISITION CORP.

	By:	/s/ Robert K. Biggart
	Name:	Robert K. Biggart
	Title:	Vice President

FORTUNE BRANDS HOME & SECURITY, INC.

	By:	/s/ Robert K. Biggart
	Name:	Robert K. Biggart
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(5)(D)	Press Release, dated April 30, 2015, issued by Fortune Brands, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Fortune Brands filed April 30, 2015.